Filed Pursuant to Rule 433

Registration No. 333-126811

iPath Exchange Traded Notes

iPATHSM DOW JONES–AIG COMMODITY INDEX TOTAL RETURNSM ETN

iPath Exchange Traded Notes (ETNs) are unsecured debt securities issued by Barclays Bank PLC that are linked to the total return of a market index. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or early redemption, based on the performance of the index less investor fees.1 The iPathSM Dow Jones–AIG Commodity Index Total ReturnSM ETN offers investors cost-effective and tax-efficient2 investment in broad-based commodities as measured by the Dow Jones–AIG Commodity Index Total ReturnSM (the “Index”).

NOTE DETAILS

Ticker	DJP
Intraday indicative value ticker	DJP.IV
Bloomberg index ticker	DJAIGTR
CUSIP	06738C778
Primary exchange	NYSE
Investor fee	0.75% *
Inception date	06/06/06
Maturity date	06/12/36
Index	Dow Jones–AIG Commodity Index Total ReturnSM

*	The investor fee is equal to 0.75% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations†
S&P Rating	AA
Moody’s Rating	Aa1

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

†	We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX COMMODITY GROUPS

Sources: Goldman Sachs, Lehman Brothers, S&P, MSCI, Bloomberg, AIG (6/91-6/06) based on monthly returns.

INDEX CORRELATIONS
Dow Jones–AIG Commodity Index Total ReturnSM	1.00
GSCI® Total Return Index	0.89
Goldman Sachs Crude Oil Total Return Index	0.73
S&P 500 Index	0.09
Lehman Aggregate Index	– 0.01
MSCI EAFE Index	0.23

Sources: Goldman Sachs, Lehman Brothers, S&P, MSCI, Bloomberg, AIG (6/91–6/06) based on monthly returns.

INDEX TOTAL RETURNS

(as of 6/30/06)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED
Dow Jones–AIG Commodity Index Total ReturnSM	18.09	17.21	13.72	13.79
GSCI® Total Return Index	13.42	20.16	14.57	22.25
Goldman Sachs Crude Oil Total Return Index	14.26	29.22	24.18	30.06
S&P 500 Index	8.63	11.22	2.49	13.61
Lehman Aggregate Index	–0.81	2.05	4.97	4.01
MSCI EAFE Index	26.56	23.94	10.07	14.41

Sources: Goldman Sachs, Lehman Brothers, S&P, MSCI, Bloomberg, AIG. Based on monthly returns, calculated for time period of 6/30/01–6/30/06.

Index returns are for illustrative purposes only and do not represent actual iPath ETNs performance. index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath etns performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “risk Factors” in the applicable prospectus.

1.	Investors may redeem at least 50,000 units of the iPathSM Dow Jones-AIG Commodity Index Total ReturnSM ETN on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

2.	iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in commodities and are available to retail investors; further, iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives. iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes. iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index, which means that an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gain distributions to shareholders. The iPath ETNs currently available will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs.

IPATHSM DOW JONE S–AIG COMMODITY INDEX TOTAL RETURNSM ETN

The Dow Jones–AIG Commodity Index Total ReturnSM was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Index was created using the following four main principles as goals: economic significance (as measured by liquidity data and dollar-weighted production data of a particular commodity), diversification, continuity and liquidity. The Index currently is composed of the prices of 19 exchange traded futures contracts on physical commodities.

CONTRACTS INCLUDED IN THE DOW JONES–AIG COMMODITY INDEX TOTAL RETURNSM FOR 2006*

COMMODITY	TICKER	2006 REFERENCE PRICE DOLLAR WEIGHTING	TRADING FACILITY	COMMODITY GROUP
Oil–WTI crude oil	CL	12.78%	NYM	Energy
Natural gas	NG	12.32%	NYM	Energy
Soybeans	S	7.77%	CBT	Agriculture
High grade primary aluminum	IA	6.85%	LME	Industrial metals
Cattle–live	LC	6.22%	CME	Livestock
Gold	GC	6.09%	CMX	Precious metals
Corn	C	5.88%	CBT	Agriculture
Copper	HG	5.87%	COMEX	Industrial metals
Wheat–Chicago	W	4.77%	CBT	Agriculture
Lean hogs	LH	4.35%	CME	Livestock
Oil–unleaded reg gas, NY†	HU	4.05%	NYM	Energy
Oil–No. 2 heating oil, NY	HO	3.85%	NYM	Energy
Cotton #2	CT	3.16%	NYC	Agriculture
Coffee “C”	KC	2.97%	CSC	Agriculture
Sugar	SB	2.93%	CSC	Agriculture
Soybean oil	BO	2.77%	CBT	Agriculture
Special high grade zinc	IZ	2.70%	LME	Industrial metals
Primary nickel	IN	2.66%	LME	Industrial metals
Silver	SI	2.00%	CMX	Precious metals

*	As of January 2006 rebalancing. Sources: AIG. NYM–NYMEX Division New York Mercantile Exchange, CBT–Chicago Board of Trade, CME–Chicago Mercantile Exchange, LME–London Mercantile Exchange, CMX–COMEX Division–New York Mercantile Exchange, NYC–New York Cotton Exchange (Division of NYBOT), CSC–Coffee, Sugar and Cocoa Exchange.

†	In April 2006 the Index replaced the New York Harbor Unleaded Gasoline (HU) futures contract with the new Reformulated Gasoline Blendstock for Oxygen Blending (RB) futures contract traded on the New York Mercantile Exchange (NYMEX).

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the Sec for more complete information about the issuer and this offering. you may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays capital inc. to send you the prospectus if you request it by calling toll-free 1-877-76-IPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result, you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones,” “AIG®,” “Dow Jones–AIG Commodity Index Total ReturnSM,” “DJAIGCISM,” and “Dow Jones–AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (AIG), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (AIG–FP), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG–FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

©2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3113–iP–0606 511-01SP–8/06

NOT FDIC Insured • No Bank Guarantee • May Lose Value

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